Exhibit 99.1

Convertible Note Purchase Agreement

This Convertible Note Purchase Agreement (this “Agreement”), dated as of October 11, 2024, is entered into by and between MicroAlgo Inc., a Cayman Islands exempted company (the “Company”), and WiMi Hologram Cloud Inc., a Cayman Islands company and the parent entity of the Company (the “Purchaser”).

WHEREAS, the Purchaser desires to subscribe for and purchase, and the Company desires to issue and sell, the Convertible Notes pursuant to the terms and conditions set forth in this Agreement

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Parties hereto, intending to be legally bound, agrees as follows:

1. Purchase and Sale of Notes

1.1 Initial Closing. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 5 and 6 below, the Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company on the Initial Closing Date (as defined below), (A) an Initial Note in the original principal amount of $5,000,000 (the “Initial Closing”).

1.2. Additional Closing. Subject to the satisfaction (or waiver) of the conditions set forth in 5 and 6 below, if the Purchaser has delivered an Additional Optional Closing Notice (as defined below) to the Company, the Company shall issue and sell to the Purchaser, and the Purchaser shall purchase from the Company, on the applicable Additional Closing Date (as defined below), an Additional Note (each, an “Additional Closing”).

1.3. Form of Payment. On the Closing Date (as defined below), the Purchaser shall pay the relevant Purchase Price to the Company via wire transfer of immediately available funds against delivery of the Note.

1.4. Closing.

1.4.1 Initial Closing. Subject to the satisfaction (or written waiver) of the conditions set forth in Section 5 and Section 6 below, the time and date of the issuance and sale of the Initial Note (the “Initial Closing Date”) shall no later than October 15, 2024, or upon another mutually agreed upon date. The closing of each transaction contemplated by this Agreement (the “Closing”) shall occur on each Initial Closing Date by means of the exchange by email of signed .pdf documents, but shall be deemed for all purposes to have occurred at the Company’s principal executive offices in Shenzhen, People’s Republic of China.

1.4.2 Additional Closing. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 5 and 6 below, the Purchaser shall have the right exercisable by delivery by e-mail of a written notice to the Company (the “Additional Optional Closing Notice”, and the date hereof, the “Additional Optional Closing Notice Date”) to purchase, and to require the Company to sell to the Purchaser, at one or more Additional Closings, Additional Notes up to the maximum aggregate principal of $25,000,000 (the “Additional Optional Notes Amount”).

1.5 Purchase Price. The aggregate purchase price for the Initial Notes and Additional Notes shall be $23,000,000. The purchase price of the Initial Note shall be $4,600,000 (“Initial Purchase Price”). For any Additional Notes, the Purchaser shall pay the Purchase Price of $920 for each $1,000 of aggregate principal amount of the Additional Notes at the Additional Closing (“Additional Purchase Price).

1.5 Form of Payment.

1.5.1 On the Initial Closing Date, (A) the Purchaser shall pay the Initial Purchase Price to the Company for the Initial Notes to be issued and sold to the Purchaser at the Initial Closing, by wire transfer of immediately available funds and (B) the Company shall deliver to the Purchaser (x) the Initial Note duly executed on behalf of the Company and registered in the name of the Purchaser.

1.5.2 On the applicable Additional Closing Date, (A) the Purchaser shall pay the applicable Additional Purchase Price by wire transfer of immediately available funds in accordance with the Company’s written wire instructions and (B) the Company shall deliver to the Purchaser an Additional Note in the aggregate original principal amount of the Additional Optional Note Amount duly executed on behalf of the Company and registered in the name of the Purchaser or its designee.

1.5.3 Rank. Each party hereto acknowledges that the Initial Notes and the Additional Notes shall be part of a single series of notes and shall rank pari passu with each other.

2. Purchaser’s Representations and Warranties. The Purchaser represents and warrants to the Company that as of the date hereof and as of Initial Closing Date and each Additional Closing Date:

2.1 Organization; Authority. The Purchaser is an entity duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation with full right to enter into and to consummate the transactions contemplated by Transaction Documents and otherwise to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and performance by the Purchaser of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate, partnership, limited liability company or similar action, as applicable, on the part of the Purchaser. Each Transaction Document to which it is a party has been duly executed by the Purchaser, and when delivered by the Purchaser in accordance with the terms hereof, will constitute the valid and legally binding obligation of the Purchaser, enforceable against it in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

2.2 Restricted Securities. The Purchaser is acquiring the Notes, and upon conversion of the Notes, the Conversion Shares for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws, except pursuant to sales registered or exempted under the 1933 Act. The Purchaser does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the securities in violation of applicable securities laws. The Purchaser acknowledges that absent an effective registration under the 1933 Act, the securities may only be offered, sold or otherwise transferred (i) to the Company, or (ii) pursuant to an exemption from registration under the 1933 Act.

2.3 Reliance on Exemptions. The Purchaser understands that the securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Purchaser’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Purchaser set forth herein in order to determine the availability of such exemptions and the eligibility of such Purchaser to acquire the securities.

2.4 Transfer or Resale. The Purchaser understands the securities have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) such Purchaser shall have delivered to the Company (if requested by the Company) an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that such securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (C) such Purchaser provides the Company with reasonable assurance satisfactory to the Company that such securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the 1933 Act (or a successor rule thereto) (collectively, “Rule 144”); (ii) any sale of the securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144, and further, if Rule 144 is not applicable, any resale of the securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC promulgated thereunder; and (iii) neither the Company nor any other Person is under any obligation to register the securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

3. Company’s Representations and Warranties. The Company represents and warrants to the Purchaser that as of the Initial Closing Date and each Additional Closing Date:

3.1 Organization and Qualification. The Company is an exempted company with limited liability duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, and each subsidiary of the Company is duly incorporated or organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of its jurisdiction of organization. Each of the Company and its subsidiaries has the requisite power and authority to own, lease and operate its properties and to carry on its business as currently being conducted, and is duly qualified or licensed to do business in all material respects in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

3.2 Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to execute and deliver the Transaction Documents and to perform its obligations thereunder. The execution, delivery and performance by the Company of the Transaction Documents, including the issuance of the Note and the Conversion Shares, have been duly authorized by all necessary corporate action on the part of the Company. Each Transaction Document to which the Company is a party has been or will be duly executed and delivered by the Company, and, assuming the due authorization, execution and delivery by the Purchaser and the other parties thereto, constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally.

3.3 Issuance of the Conversion Shares. The Initial Conversion Shares and Additional Conversion Shares are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid and nonassessable, free and clear of all liens imposed by the Company.

3.4 Capitalization. All issued and outstanding ordinary shares have been duly authorized and validly issued and are fully paid and non-assessable, were issued in compliance with applicable U.S. and other applicable securities laws and were not issued in violation of any preemptive right, resale right or right of first refusal.

3.5 No Conflicts. The execution, delivery and performance by the Company of the Transaction Documents, including the issuance of the Note and the Conversion Shares, will not (i) result in a violation of the Memorandum and Articles, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement to which the Company is a party, or (iii) result in a violation of any law applicable to the Company or by which any property or asset thereof is bound, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to perform its obligations under the Transaction Documents to which it is a party.

3.6 Filings, Consents and Approvals. The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other person in connection with the execution, delivery and performance by the Company of the Transaction Documents, other than such filings as are required to be made under applicable federal securities laws and the laws of the PRC.

3.7 No Additional Representations. The Company makes no representations or warranties as to any matter whatsoever except as expressly set forth in the Transaction Documents or in any certificate delivered by the Company to the Purchaser in accordance with the terms thereof.

4. Conditions to Company’s Obligation to Sell. The obligation of the Company hereunder to issue and sell the Securities to the Purchaser at each Closing is subject to the satisfaction, on or before the relevant Closing Date, of each of the following conditions:

4.1. The Purchaser shall have executed the Transaction Documents and delivered the same to the Company.

4.2. The Purchaser shall have delivered the relevant Purchase Price to the Company in accordance with Section 1.5 above.

5. Miscellaneous.

7.1. Termination. This Agreement will terminate automatically without action by the parties on the date that is 24 months from the date of this Agreement.

7.2. Governing Law; Dispute Resolution. This Agreement shall be governed by and construed exclusively in accordance with the laws of New York, without giving effect to any choice of law rule that would cause the application of the laws of any jurisdiction to the rights and duties of the parties hereunder. The Company and the Purchaser agree to negotiate in good faith to resolve any dispute, controversy, difference or claim arising out of or relating to or regarding this Agreement including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it (each, a “Dispute”).

7.3. Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.4. Headings. The headings of this Agreement are for convenience of reference only and shall not form part of, or affect the interpretation of, this Agreement.

7.5. Severability. In the event that any provision of this Agreement is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform to such statute or rule of law. Any provision hereof which may prove invalid or unenforceable under any law shall not affect the validity or enforceability of any other provision hereof.

7.6. Entire Agreement. This Agreement, together with the other Transaction Documents, contains the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither Company nor the Purchaser makes any representation, warranty, covenant or undertaking with respect to such matters. For the avoidance of doubt, all prior term sheets or other documents between Company and the Purchaser, or any affiliate thereof, related to the transactions contemplated by the Transaction Documents (collectively, “Prior Agreements”), that may have been entered into between Company and the Purchaser, or any affiliate thereof, are hereby null and void and deemed to be replaced in their entirety by the Transaction Documents. To the extent there is a conflict between any term set forth in any Prior Agreement and the term(s) of the Transaction Documents, the Transaction Documents shall govern.

7.7. Amendments. No provision of this Agreement may be waived or amended other than by an instrument in writing signed by both parties hereto.

7.8. Notices. Any notice required or permitted hereunder shall be given in writing (unless otherwise specified herein) and shall be deemed effectively given on the earliest of: (i) the date delivered, if delivered by personal delivery as against written receipt therefor or by email to an executive officer named below or such officer’s successor, or by facsimile (with successful transmission confirmation which is kept by sending party), (ii) the earlier of the date delivered or the third Business Day after deposit, postage prepaid, in the United States Postal Service by certified mail, or (iii) the earlier of the date delivered or the third Business Day after mailing by express courier, with delivery costs and fees prepaid, in each case, addressed to each of the other parties thereunto (or at such other addresses as such party may designate by five (5) calendar days’ advance written notice similarly given to each of the other parties hereto). The address for such notices and communications shall be as set forth on the signature pages attached hereto. “Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by applicable laws to be closed in Beijing, Cayman Islands, Hong Kong or New York.

7.9. Successors and Assigns. This Agreement or any of the severable rights and obligations inuring to the benefit of or to be performed by the Purchaser hereunder may be assigned by the Purchaser to a third party, including its affiliates, in whole or in part, without the need to obtain Company’s consent thereto. Company may not assign its rights or obligations under this Agreement or delegate its duties hereunder without the prior written consent of the Purchaser.

7.10. Survival. The representations and warranties of Company and the agreements and covenants set forth in this Agreement shall survive the Closing hereunder notwithstanding any due diligence investigation conducted by or on behalf of the Purchaser. Company agrees to indemnify and hold harmless the Purchaser and all its officers, directors, employees, attorneys, and agents for loss or damage arising as a result of or related to any breach or alleged breach by Company of any of its representations, warranties and covenants set forth in this Agreement or any of its covenants and obligations under this Agreement, including advancement of expenses as they are incurred.

7.11. Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

7.12. Purchaser’s Rights and Remedies Cumulative. All rights, remedies, and powers conferred in this Agreement and the Transaction Documents are cumulative and not exclusive of any other rights or remedies, and shall be in addition to every other right, power, and remedy that the Purchaser may have, whether specifically granted in this Agreement or any other Transaction Document, or existing at law, in equity, or by statute, and any and all such rights and remedies may be exercised from time to time and as often and in such order as the Purchaser may deem expedient.

7.13. Fees and Expenses. Except as expressly set forth in the Transaction Documents to the contrary, each party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such party incident to the negotiation, preparation, execution, delivery and performance of this Agreement.

7.14. No Third-Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

7.15. Waiver. No waiver of any provision of this Agreement shall be effective unless it is in the form of a writing signed by the party granting the waiver. No waiver of any provision or consent to any prohibited action shall constitute a waiver of any other provision or consent to any other prohibited action, whether or not similar. No waiver or consent shall constitute a continuing waiver or consent or commit a party to provide a waiver or consent in the future except to the extent specifically set forth in writing.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the undersigned the Purchaser and the Company have caused this Agreement to be duly executed as of the date first above written.

PURCHASER:

WIMI HOLOGRAM CLOUD INC.

By:
Printed Name:	Shuo Shi
Title:	Chief Executive Officer

Address for Notice:

Email:

Telephone:

COMPANY:

MicroAlgo Inc.

By:
Printed Name:	Min Shu
Title:	Chief Executive Officer

Address for Notice:

Email:

Telephone:

8